Exhibit 99.1

Gold Fields Limited
Incorporated in the Republic of South Africa
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 24 MAY 2023

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Wednesday, 24 May 2023, all resolutions, except Ordinary resolution number 5.2(for more details, please refer to information below the table), were passed by the requisite majority at the Company's Annual General Meeting (AGM) held at 150 Helen Road, Sandown, Sandton and through electronic participation. In accordance with recommended practices, a poll was conducted on each resolution during the meeting.

Details of the results of the voting are as follows:

Total issued share capital: **893 527 657**

Total number of shares present/represented including proxies at the meeting: **756 837 504**
being **84.70%** of the total votable shares

Ordinary resolutions	**% of votes for the resolution**	**% of votes against the resoluton**	**Number of shares voted**	**% of shares voted**	**% of shares abstained**
ORDINARY RESOLUTION – RE-ELECTION OF EXTERNAL AUDITORS AND DESIGNATED AUDIT PARTNER					
1: Appointment of PwC as external auditors	99.96%	0.04%	755 584 078	84.56%	0.14%
ORDINARY RESOLUTIONS ELECTION AND RE-ELECTION OF DIRECTORS					
2.1: Election of director – M Preece	99.86%	0.14%	755 542 721	84.56%	0.14%
2.2: Re- Election of director – YGH Suleman	95.45%	4.55%	751 352 372	84.09%	0.61%
2.3: Re-election of director – TP Goodlace	91.77%	8.23%	755 549 615	84.56%	0.14%
2.4: Re-election of director – PG Sibiya	97.48%	2.52%	755 550 817	84.56%	0.14%
ORDINARY RESOLUTIONS – ELECTION AND RE- ELECTION OF AUDIT CHAIRPERSON AND AUDIT COMMITTEE MEMBERS					
3.1: Election of a member and chairperson of the Audit Committee – PG Sibiya	98.23%	1.77%	755 551 203	84.56%	0.14%
3.2: Re-election of Audit committee member – A Andani	98.35%	1.65%	755 548 564	84.56%	0.14%

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Ordinary resolutions	% of votes for the resolution	% of votes against the resoluton	Number of shares voted	% of shares voted	% of shares abstained
3.3: Re-election of Audit committee member – PJ Bacchus	98.02%	1.98%	755 553 322	84.56%	0.14%
ORDINARY RESOLUTION – APPROVAL FOR THE ISSUE OF AUTHORISED BUT UNISSUED SHARES					
4: Approval for the issue of authorised but unissued ordinary shares	92.01%	7.99%	755 063 304	84.50%	0.20%
ORDINARY RESOLUTIONS – ADVISORY ENDORSEMENTS OF REMUNERATION POLOCY AND REMUNERATION IMPLEMENTATION REPORT					
5.1: Advisory endorsement of the Remuneration Policy	91.52%	8.48%	754 995 551	84.50%	0.21%
5.2: * Advisory endorsement of the Remuneration Implementation Report	64.38%	35.62%	754 945 756	84.49%	0.21%

*Engagement with Shareholders is required in respect of ordinary resolution 5.2, the Remuneration Implementation Report, in terms of the JSE Listings Requirements 3.84(j) and in line with King Code IV, due to the fact that more than 25% of the voting rights exercised voted against the Company's Remuneration Implementation Report. As such, dissenting shareholders who wish to engage with Gold Fields can do so by e-mailing the Company Secretary at the email address Anre.Weststrate@goldfields.com, from 24 May 2023 to 23 June 2023.

The Company, through the Remuneration Committee, will address all legitimate objections and concerns raised in writing, and if required, engage further with shareholders.

Special Resolutions	% of votes for the resolution	%of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
SPECIAL RESOLUTION – APPROVAL FOR THE ISSUING OF EQUITY SECURITIES FOR CASH					
1: Approval for issue of shares for cash	88.98%	11.02%	755 478 199	84.55%	0.15%
SPECIAL RESOLUTIONS REMUNERATION OF NON-EXECUTIVE DIRECTORS					
2.1: The Chairperson of the Board (all-inclusive fee)	99.80%	0.20%	754 923 318	84.49%	0.21%
2.2: The Lead Independent Director of the Board (all-inclusive fee)	98.78%	1.22%	754 959 174	84.49%	0.21%
2.3: Approval of the remuneration of NEDs – Members of the Board (excluding the Chairperson and Lead Independent Director of the Board)	99.22%	0.78%	754 975 101	84.49%	0.21%
2.4:The Chairperson of the Audit Committee	99.81%	0.19%	755 412 774	84.54%	0.16%

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2.5: The Chairpersons of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairperson and Lead Independent Director of the Board)	99.37%	0.63%	755 405 421	84.54%	0.16%
2.6: Members of the Audit Committee (excluding the Chairperson of the Audit Committee and Lead Independent Director of the Board)	99.82%	0.18%	755 374 041	84.54%	0.16%
2.7: Members of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairpersons of these Committees,Chairperson and Lead Independent Director of the Board)	99.75%	0.25%	755 375 177	84.54%	0.16%
2.8: Chairperson of an adhoc committee (per meeting chaired)	99.29%	0.71%	755 370 322	84.54%	0.16%
2.9: Member of an ad-hoc committee (per meeting attended)	99.29%	0.71%	755 372 271	84.54%	0.16%
SPECIAL RESOLUTION - GRANT INTER GROUP FINANCIAL ASSISTANCE IN TERMS OF SECTION 44 AND 45 OF THE ACT					
3: Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	98.03%	1.97%	755 409 626	84.54%	0.16%
SPECIAL RESOLUTION - ACQUISITION OF THE COMPANY'S OWN SHARES					
4: Approval for the Acquisition of the Company's own shares	83.74%	16.26%	755 493 046	84.55%	0.15%

24 May 2023
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

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